Exhibit 17.1


Text of e-mail, dated June 21, 2006 to the Registrant from Mr. Donald R. Looper

I disagree with this opinion, and suggest that the SEC should weigh in on this issue.

I think the reading of Rule 144 to "implicitly" allow interested Directors to block any action against their interest is a contrived reading of the negative implication in the language never intended by the language of the statute. Just because a vote is permitted by an interested Director to establish a quorum without voiding the approved contract does not change the common law and authorize an interested director by his position to cause the company to sit idly by due to the interested directors ability to block the vote to prevent action against that Director's interest in protection of the shareholders interest. That new law addresses whether the vote is permitted to create a quorum, not whether it overturns well established law not to permit interested directors to take actions in their own interest not approved by the disinterested Directors. That legal opinion seems to me to be blatantly lacking with statutory history of intent and legal interpretation of the language on overturning established law that an interested Director should not vote on actions in his interest to control that action. NO, I am not a Delaware lawyer, but damaging the shareholders of CAIT by inaction due to a contrived legal opinion without any authority is not the way that I as a Director think am comfortable with ending this issue.

I think CAIT should seek a Declaratory Judgment on this issue, if the interest of the Directors is so great that they will not waive this fee in light of the circumstances. Alternatively, I will submit now my resignation as a Director to enable CAIT to proceed as it wishes under its law firm's opinion and guidance. CAIT intends to proceed with this position and follow its legal counsel's advice, so please add to the proxy a vote for a replacement director for me. I resign effective today.

Thanks for allowing me to serve as a Director of CAIT over these years. I have enjoyed my association with you.